# DoneGood, PBC



# ANNUAL REPORT

5000 Zuni St

Denver, CO 80221

(517) 896-4701

https://donegood.co/

This Annual Report is dated April 25, 2023.

## BUSINESS

Company Overview

DoneGood, PBC ("DoneGood" or the "Company") is a Public Benefit Corporation organized under the laws of the state of Delaware.

DoneGood is the the shopping site Forbes called "The Amazon for Social Good."

On DoneGood.com you can find thousands of items—from clothing to home goods to coffee to bed and bath supplies and a lot more—and know that every purchase you make fights poverty and climate change.

The DoneGood team has screened every company that sells on its site to ensure they're all paying good wages, using highly eco-friendly practices, and making the world better in other ways.*

DoneGood believes that the dollars we all spend are the world's most powerful force for change. Americans gave $327 billion to charity last year—but we spent over $14 *TRILLION* buying stuff. So if just 2% of the dollars we all spend could help make the world better, that could do as much good as all the donations to all the non-profits in the country combined.

DoneGood is the shopping site where you build a better world with every purchase.

*https://donegood.co/pages/our-criteria
**https://givingusa.org/wp-content/uploads/2022/06/GivingUSA2022_Infographic.pdf&sa=D&source=docs&ust=1680712461292153&usg=AOvVaw2hDa9arPknqSYiQ44Shjka

Corporate History

DoneGood, PBC was initially organized as DoneGood, LLC, a Delaware limited liability company on August 24, 2014, and converted to a public benefit corporation on March 1, 2016.

DoneGood's leadership and investors agree that given DoneGood's mission and business model, being incorproted as a public benefit corporation clearly makes good business sense. DoneGood's value proposition is to make it easy for people to find companies with a positive social and environemental impact. Being a public benefit corporation helps customers know that DoneGood is that kind of company as well, and is a company its customers can trust. Having the ability to advertise the fact that DoneGood is a PBC is a great marketing asset.

A PBC is like a C Corp in most ways, except that a PBC also has a social mission written into its corporate charter. DoneGood's social mission is to help other companies with a postive social and environmental impact make more sales and become more successful. That's also how DoneGood makes money, as it earns a percentage of every sale it helps its partner brands make. So, DoneGood's success at achieving the social mission in its charter and the Company's business success are one and the same.

The Company's Intellectual Property ("IP")

The Company was granted a US Trademark, filed with the USPTO on January 19, 2016.

The Company also has valuable proprietary systems for screening companies for social and environmental impact, customer data and email lists, product and sales data and online marketplace business systems.

**Previous Offerings**

Type of security sold: SAFE

Final amount sold: $125,000.00

Use of proceeds: Marketing (customer analysis, branding, digital ads, improvements to email and social media programs, etc.), expanding number of brands and product selection on website, UX/UI site improvements, other growth strategies, working capital.

Date: March 1, 2023

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $552,600.00

Use of proceeds: Marketing (customer analysis, branding, digital ads, improvements to email and social media programs, etc.), expanding number of brands and product selection on website, UX/UI site improvements, other growth strategies, working capital.

Date: December 31, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $237,500.00

Use of proceeds: Marketing (customer analysis, branding, digital ads, improvements to email and social media programs, etc.), expanding number of brands and product selection on website, UX/UI site improvements, other growth strategies, working capital.

Date: October 31, 2021

Offering exemption relied upon: Section 4(a)(2)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2022 Compared to 2021**

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $339,793 compared to fiscal year 2021 revenue of $313,590. Organic sales growth in 2022 increased even more than topline revenue numbers illustrate, as revenues increased despite the Company spending less on digital advertising in 2022 than in 2021 (while this ad spending boosted topline 2021 revenue in the short-term, it was dropped in 2022 because other forms of marketing proved more effective in terms of unit economics over the longer-term).

DoneGood's marketplace site launched partway through 2020 during the height of the pandemic. Through 2021, the Company worked to achieve the hardest part of any similar business: building a double-sided consumer-facing marketplace. In the first year and half, the DoneGood team set up automated marketplace technology (which seamlessly syncs partner brands' products, pricing, and myriad other product data), developing business systems, fine-tuning the Company's proprietary social impact screening processes, bringing the first partner brands onto its site, and building an initial customer base. DoneGood has now built a marketplace site with over 120 brands (a 30% YOY increase over 2022) selling through its site, and an initial base of over 8,000 customers.

In 2022, the primary goal was to flesh out the unit economics strategy that would position the company for a multi-million dollar Series A round. 2022 provided the data needed to create DoneGood's focused growth plan. DoneGood recently raised $125,000 in larger investments ($10k - $50k) from angel investors to provide initial funding to execute that plan.

Now with even a relatively modest raise in this offering, the Company can fully execute the plan that we believe, based on conversations with potential Series A funders, will achieve at least the moderate KPI growth needed to raise Series A, and achieve profitability, in 2024, including:

Tripling product selection:

Site data and customer research conducted in 2022 shows that increasing product selection is the number one way to increase conversion rate, average order value, and repeat purchase rate through DoneGood's shopping site. With funds from this campaign we can substantially expand selection by hiring additional team members to bring on new partner brands. At our current onboarding rate, we will nearly triple the number of partner brands on our site within a year.

Investing in proven marketing channels:

Now that the Company has a substantial customer base and long enough runtime, we can invest in marketing strategies that demonstrate success, including:

-SEO: Already driving around 50% of organic site traffic, with optimized content bringing in predictable numbers of new visitors each month, and every month after they are first created. In anticipation of this offering, the company has recently secured a new SEO professional ready to build on success through this channel.

-PR/thought leadership/other organic marketing: DoneGood has already had success with this, appearing in The Washington Post, The New York Times, CBS This Morning, USA Today, CNBC, VICE, Buzzfeed, WIRED, Fast Company, Forbes and more–without the assistance of a PR professional. The Company has just contracted a new PR consultant to accelerate growth through news stories, blogger outreach, podcast and other interviews, influencer partnerships, and similar channels that have shown success in reaching audiences in a cost effective way, and connecting with core customers most likely to become loyal repeat purchasers.

Cost of sales

Cost of sales in 2022 was $186,225, an increase of only $5,559 from 2021. Overall cost of sales increased because DoneGood sold more products. Overall revenue, margins, and profit grew at higher rates than cost of sales.

Gross margins

2022 gross profit increased by $20,644 over 2021.

Gross margins increased from 42.4% in 2021 to 45.2% in 2022.

DoneGood earns a fixed percentage commission for every product sold on DoneGood.com, as negotiated with the partner brands that sell products on DoneGood's platform. Commission rates vary somewhat by each brand. DoneGood increased margins by increasing commission rates with newer brands, including engaging in exclusive agreements with some brands at higher commission rates.

Expenses

The Company's expenses consist of, among other things, compensation and benefits; marketing expenses; as well as costs associated with automated marketplace technology, e-commerce software, and data management to run an online marketplace with over 120 brands and thousands of products while optimizing UX and product placement. Expenses in 2022 increased to $566,361 from $399,857 in 2021. Much of this increase was due to laying the groundwork needed to invest in longer-term marketing strategies.

Historical results and cash flows:

The Company is currently in the growth stage and is generating revenue. We believe that historical cash flows will not be indicative of the revenue and cash flows expected in the future because the capital raised through this crowdfunding round should help us substantially accelerate growth. As discussed in greater detail above, with this funds from this offering we can invest in efforts to:

1. Grow purchases by significantly expanding product selection on the DoneGood shopping site. Customer data shows that increasing selection is the number one way to increase purchases on the site. Funds from this offering will allow us to expand our team working to bring on new brands to sell on the site. If these team members add new brands even at the same rate of existing team members, we will nearly triple product selection on our site over the next year.

2. Expanding marketing channels proven to bring more shoppers to the site and increase our customer base by multiples of current levels, including content-focused SEO (already generating around 50% of organic site traffic), and PR/thought leadership (already demonstrating success, with DoneGood appearing in The Washington Post, The New York Times, CBS This Morning, USA Today, CNBC, VICE, Buzzfeed, WIRED, Fast Company, Forbes, and many others).

DoneGood's revenue is generated by product sales through our shopping site. So investing in marketing efforts proven to bring more people to the site, and increasing the average number of products purchased by each shopper by expanding product selection, are the areas to focus on to increase revenue, lower average Cost to Acquire a Customer, and increase the average Lifetime Value of a customer. We believe this allow the company to achieve ongoing profitability, as well as put the Company in position to raise a Series A funding round in 2024, which would allow the company to further accelerate growth and increase revenue exponentially.

**Liquidity and Capital Resources**

At December 31, 2022, the Company had cash of $104,597.00. [*The Company intends to raise additional funds through an equity financing*]

**Debt**

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Creditor: Small Business Administration, for an Economic Injury Disaster Loan related to the Covid-19 pandemic.

Amount Owed: $24,958.63

Interest Rate: 3.75%

Maturity Date: June 26, 2050

Min. monthly payment requirement is $112

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Cullen Schwarz

Cullen Schwarz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Founder, Board Chair

Dates of Service: June, 2015 - Present

Responsibilities: Cullen is the founder and CEO, making it easy for people to use their purchasing power to do good for people and the planet. Cullen receives an annual salary of $100,000 and has 3,000,000 shares vested in DoneGood.


Name: Howard Fischer

Howard Fischer's current primary role is with Gratitude Railroad. Howard Fischer currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member

Dates of Service: January, 2015 - Present

Responsibilities: Investor, advisor, board member, ambassador, and advocate for DoneGood.


Other business experience in the past three years:

Employer: Gratitude Railroad

Title: Cheif Evangelist

Dates of Service: August, 2013 - Present

Responsibilities: Business development and leadership.

Other business experience in the past three years:

Employer: Basso Capital Management

Title: Chairman Emeritus

Dates of Service: July, 1994 - Present

Responsibilities: Leadership.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Cullen Schwarz

Amount and nature of Beneficial ownership: 4,117,647

Percent of class: 28.89

## RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

## OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, 2019 SAFE, 2021 SAFE, and 2023 SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,716,666 of Common Stock.

Common Stock

The amount of security authorized is 16,785,004 with a total of 9,520,008 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 1,556,686 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights: Shareholders are entitled to receive dividend if declared by the Board of Directors.

Preferred Stock

The amount of security authorized is 7,214,996 with a total of 4,730,632 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Preference: Holders of preferred shares have certain liquidation preferences. See exhibit F for additional information.

Conversion Rights: Holders of preferred shares have certain conversion rights. See exhibit F for additional information.

Dividend Rights: Shareholders are entitled to receive dividend if declared by the Board of Directors.

2019 SAFE

The security will convert into Preferred stock and the terms of the 2019 SAFE are outlined below:

Amount outstanding: $237,500.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: An equity financing or liquidation event (see below)

Material Rights

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a): (i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and (ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

## 2021 SAFE

The security will convert into Preferred stock and the terms of the 2021 SAFE are outlined below:

Amount outstanding: $552,600.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: An equity financing or liquidation event (see below)

Material Rights

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and (ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

## 2023 SAFE

The security will convert into Preferred stock and the terms of the 2023 SAFE are outlined below:

Amount outstanding: $125,000.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: An equity financing or liquidity event (see below)

Material Rights

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a): (i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and (ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of -2- Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

## What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another business or entity, or grow large enough to be able to engage in an Initial Public Offering. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed Even if the Company raises the maximum amount of funds targeted in this Crowdfunding effort, the Company may need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. The company may need to raise additional equity capital in the future, seek access to credit, modify our growth plans, or take other actions to secure additional capital. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment The Company may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described above and below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for consumers to easily find sustainable products and get exclusive discounts on them. Our revenues are therefore dependent upon the market for sustainable goods, and on ebbs and flows in e-commerce generally. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. They are also based on the assumption that, since current data and customer surveys indicate that the number one way to increase purchases on our site is to expand product selection, hiring more team members to rapidly expand product selection will grow revenue. However, it is possible that our current or new products will fail to gain market acceptance for any number of reasons. If the new marketing initiatives, and the addition of new products on our site, fail to achieve significant sales increases, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a relatively short history and has operated with a small budget. If you are investing in this company, it's because you think that DoneGood and its shopping site for sustainable goods is a good idea and that the team will be able to successfully continue to grow the Company. Further, we have not yet turned a profit, and although we believe we can achieve the moderate growth necessary to achieve profitability with this funding round, there is no assurance that profitability will be achieved. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection or obtain information on other proprietary processes and practices without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on DoneGood.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of customers or investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backend technology. Any disruptions of services or cyber-attacks either on our technology providers or on DoneGood could harm our reputation and materially negatively impact our financial condition and business. Public Benefit Corporation. DoneGood, PBC. has incorporated as a Public Benefit Corporation instead of a traditional "C-Corp" or "501(c)(3)." One of the most significant differences offered by a Benefit Corporation's legal mandate is that the directors and officers must factor in creating a positive benefit to the community and company purpose along with shareholder interests when making decisions. By being required to consider the Company's social mission, the directors and officers may make decisions that are not completely and fully focused on strictly financial returns. As such, an investor in the company must acknowledge and agree that the Company's social mission constitutes as benefit to the investor, albeit not a completely financial one.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2023.

**DoneGood, PBC**

By   /s/ *Cullen Schwarz*

        Name: DoneGood, PBC

        Title:   CEO, Board Chair and principal accounting officer

---

Exhibit A

**FINANCIAL STATEMENTS**

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**DoneGood, PBC** (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
DoneGood, PBC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 3, 2023
Vincenzo Mongio

## Statement of Financial Position

|  | As of December 31, | |
|---|---|---|
|  | **2022** | **2021** |
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 104,597 | 508,733 |
| Accounts Receivable | 356 | 6,883 |
| Total Current Assets | 104,954 | 515,616 |
| TOTAL ASSETS | 104,954 | 515,616 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Payroll Liabilities | 2,561 | 499 |
| Total Current Liabilities | 2,561 | 499 |
| Long-term Liabilities | | |
| Notes Payable | 22,900 | 22,900 |
| Future Equity Obligations | 790,100 | 790,100 |
| Total Long-Term Liabilities | 813,000 | 813,000 |
| TOTAL LIABILITIES | 815,561 | 813,499 |
| EQUITY | | |
| Preferred Stock | 1,494,405 | 1,494,405 |
| Accumulated Deficit | (2,205,012) | (1,792,288) |
| Total Equity | (710,607) | (297,883) |
| TOTAL LIABILITIES AND EQUITY | 104,954 | 515,616 |

## Statement of Operations

|  | Year Ended December 31, | |
|---|---|---|
|  | **2022** | **2021** |
| Revenue | 339,793 | 313,590 |
| Cost of Revenue | 186,225 | 180,666 |
| Gross Profit | 153,568 | 132,924 |
| Operating Expenses | | |
| Advertising and Marketing | 105,494 | 66,913 |
| General and Administrative | 38,097 | 28,894 |
| Contractors | 153,037 | 148,791 |
| Payroll | 258,081 | 151,388 |
| Reimbursements | 11,652 | 3,871 |
| Total Operating Expenses | 566,361 | 399,857 |
| Operating Income (loss) | (412,793) | (266,933) |
| Other Income | | |
| Interest Income | 70 | 16 |
| Total Other Income | 70 | 16 |
| Net Income (Loss) | (412,723) | (266,917) |

## Statement of Cash Flows

|  | Year Ended December 31, | |
|---|---|---|
|  | **2022** | **2021** |
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (412,723) | (266,917) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Accounts Receivable | 6,526 | (3,520) |
| Payroll Liabilities | 2,061 | (5,734) |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 8,588 | (9,254) |
| Net Cash provided by (used in) Operating Activities | (404,136) | (276,171) |
| FINANCING ACTIVITIES | | |
| Future Equity Obligations (SAFEs) | - | 552,600 |
| Net Cash provided by (used in) Financing Activities | - | 552,600 |
| Cash at the beginning of period | 508,733 | 10,028 |
| Net Cash increase (decrease) for period | (404,136) | 276,429 |
| Cash at end of period | 104,597 | 508,733 |

## Statement of Changes in Shareholder Equity

|  | Common Stock | | Preferred Stock | | | | |
|---|---|---|---|---|---|---|---|
|  | **# of Shares Amount** | **$ Amount** | **# of Shares Amount** | **$ Amount** | **APIC** | **Accumulated Deficit** | **Total Shareholder Equity** |
| Beginning Balance at 1/1/2021 | 5,880,008 | - | 4,730,632 | 1,494,405 | - | (1,525,371) | (30,966) |
| Common Shares Issued | 25,707 | - | - | - | - | - | - |
| Net Income (Loss) | - | - | - | - | - | (266,917) | (266,917) |
| Ending Balance 12/31/2021 | 5,905,715 | - | 4,730,632 | 1,494,405 | - | (1,792,288) | (297,883) |
| Common Shares Issued | 126,607 | - | - | - | - | - | - |
| Net Income (Loss) | - | - | - | - | - | (412,723) | (412,723) |
| Ending Balance 12/31/2022 | 6,032,322 | - | 4,730,632 | 1,494,405 | - | (2,205,012) | (710,607) |

**DoneGood, PBC**
**Notes to the Unaudited Financial Statements**
**December 31st, 2022**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

DoneGood, PBC ("the Company") was formed in Delaware on February 29th, 2016. The Company earns revenue by earning a percentage of every product sold on its website. Products sold consist of consumer goods such as clothing, home goods, coffee, and other similar items. The Company's headquarters is in Denver, Colorado. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling consumer goods on its website. Revenue is recognized at the time a consumer executes a purchase on the Company's website.

Previously, the Company generated revenues by selling featured promotions (on its website, in email newsletters, and/or on social media or other channels) to partner brands that sell products on the Company's website. Revenue was recognized when the promotion was featured.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Colorado.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

As of the year ending December 31st, 2022, the Company received a total of $11,000 from family members in the form of equity investments. The family members' have acquired preferred shares totaling 20,386 and 24,487, respectively.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

## NOTE 5 – LIABILITIES AND DEBT

During the year ending 2020, the Company entered into a loan agreement for $22,900 with an interest rate of 3.75% and a maturity date of June 26, 2050.

Simple Agreements for Future Equity (SAFE) – As of December 31, 2021 and 2022, the Company had outstanding numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. As of December 31, 2022 the outstanding balance was 790,100 The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M.

## NOTE 6 – EQUITY

The Company has authorized 16,785,004 of common shares with a par value of $0.0001 per share. 6,032,322 shares were issued and outstanding as of 2022.

**Voting:** Common stockholders are entitled to one vote per share

**Dividends:** The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 7,214,996 of preferred shares with a par value of $0.0001 per share. 4,730,632 shares were issued and outstanding as of 2022.

**Voting:** Preferred shareholders have 1 vote for every common share they could own if converted.

**Dividends:** The holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2022, no dividends had been declared.

**Conversion:** Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

### Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

### NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 3, 2023, the date these financial statements were available to be issued. In 2023 the company raised an additional $125,000 in the form of SAFEs with the same terms as mentioned in Note 5.

### NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

### NOTE 9 – RISKS AND UNCERTAINTIES

### *COVID-19*

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

# CERTIFICATION

I, Cullen Schwarz, Principal Executive Officer of DoneGood, PBC, hereby certify that the financial statements of DoneGood, PBC included in this Report are true and complete in all material respects.

*Cullen Schwarz*

CEO, Board Chair and principal accounting officer